Vanguard Wellington Fund Proxy Voting Results

Results of Proxy Voting

At a special meeting of shareholders on November 15, 2017, fund shareholders approved the following proposals:


Proposal 1 - Elect Trustees for the fund.*
The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Ms. Mulligan, Ms. Raskin, and Mr. Buckley (each of whom already serve as directors of The Vanguard Group, Inc.) served as trustees to the funds prior to the shareholder meeting.

Trustee
For
Withheld
Percentage For
Mortimer J. Buckley
1,132,860,985
33,989,707
97.1%
Emerson U. Fullwood
1,130,755,907
36,094,785
96.9%
Amy Gutmann
1,129,917,491
36,933,201
96.8%
JoAnn Heffernan Heisen
1,132,302,944
34,547,748
97.0%
F. Joseph Loughrey
1,131,639,438
35,211,254
97.0%
Mark Loughridge
1,132,191,393
34,659,299
97.0%
Scott C. Malpass
1,128,730,101
38,120,591
96.7%
F. William McNabb III
1,132,382,123
34,468,569
97.0%
Deanna Mulligan
1,130,369,933
36,480,759
96.9%
Andre F. Perold
1,120,531,201
46,319,490
96.0%
Sarah Bloom Raskin
1,129,188,033
37,662,659
96.8%
Peter F. Volanakis
1,129,946,058
36,904,634
96.8%

*Results are for all funds within the same trust.


Proposal 3 ? Approve a manager of managers arrangement with wholly owned subsidiaries of Vanguard.This arrangement enables Vanguard or the fund to enter into and materially amend investment advisory arrangements with wholly-owned subsidiaries of Vanguard, subject to the approval of the fund?s board of trustees and any conditions imposed by the Securities and Exchange
Commission (SEC), while avoiding the costs and delays associated with obtaining future shareholder approval. The ability of the fund to operate in this manner is contingent upon the SEC?s approval of a pending application for an order of exemption.


Vanguard Fund

For

Abstain

Against
Broker
Non-Votes
Percentage
For
Wellington Fund
980,518,274
47,612,860
39,762,459
98,957,100
84.0%


Fund shareholders did not approve the following proposal:

Proposal 7 ? Institute transparent procedures to avoid holding investments in companies that, in management's judgement, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problem companies if management believes that their behavior can be changed.
The trustees recommended a vote against the proposal for the following reasons: 1) Vanguard is fully complaint with all applicable U.S. laws and regulations that prohibit the investment in any company owned or controlled by the government of Sudan, 2) The addition of further investment constraints is not in fund shareholders? best interests if those constraints are unrelated to a fund?s stated investment objective, policies, and strategies, and 3) Divestment is an ineffective means to implement social change as it often puts the shares into the hands of another owner with no direct impact to the company?s capitalization.


Vanguard Fund

For

Abstain

Against
Broker
Non-Votes
Percentage
For
Wellington Fund
251,624,157
93,680,190
722,589,245
98,957,100
21.6%